MAIL STOP 3561

April 21, 2009

Mr. John Hanna, CEO
The Fashion House Holdings, Inc.
16633 Ventura Blvd., 6th Floor
Encino, CA 91436

> **Re: The Fashion House Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 17, 2009**
> **File No. 033-07075-LA**

Dear Mr. Hanna:

We issued comments to you on the above captioned filing on March 18, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 6, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 6, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Blaise Rhodes at (202) 551-3774 if you have questions.

Sincerely,

Brian Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services